LON F. POVICH Executive Vice President General Counsel and Secretary

Phone:	508-651-6670
Fax:	508-651-5552
E-mail:	lpovich@bjs.com

March 2, 2010

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director

Re:	BJ’s Wholesale Club, Inc. Form 10-Q for the Quarter Ended October 31, 2009 Filed December 2, 2009 File No. 001-13143

Ladies and Gentlemen:

Enclosed please find our response to the comment regarding the above-referenced filing contained in a letter from H. Christopher Owings, Assistant Director, of the Securities and Exchange Commission (the “Commission”) to BJ’s Wholesale Club, Inc. (“the Company,” “BJ’s,” “we,” or “our”), dated February 1, 2010.

In response to the comment included in your letter, we will, as applicable, revise our disclosures in future filings in a manner consistent with the response below.

Form 10-Q for the Quarter Ended October 31, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

1.	We note your response to comment three of our December 16, 2009 letter that references your disclosure on page 13 of your 10-Q for the quarter ended October 31, 2009 which states that “[o]n a comparable club basis, food sales increased by approximately 5% in this year’s third quarter and increased by approximately 6% year-to-date.” Please discuss the cause of this change as it appears to constitute a material change in your food sales that materially affects your revenues. Refer to Instruction 4 to Item 303(a) of Regulation S-K.

H. Christopher Owings

March 2, 2010

Response:

Instruction 4 to Item 303(a) of Regulation S-K calls for disclosure where there are material changes in a line item of the consolidated financial statements. The relevant line item here is net sales. We believe that the period over period change in net sales (i.e., a 2% increase for the quarter over the prior year quarter, and a decrease of 1.2% for the nine month period compared to the corresponding prior year period) was not material.

Nevertheless, we provide investors with a discussion of the factors underlying the change in net sales. To explain the change in net sales, we talk about the change in comparable club sales and the impact of new clubs and gas stations. To provide further explanation of the change in comparable club sales, we quantify the change attributed to merchandise comparable club sales and to the impact of sales of gasoline. To further explain the change in merchandise comparable club sales we discuss the relative contributions of food comparable club sales and general merchandise comparable club sales. Accordingly, the 5% and 6% figures the Staff notes are already several levels down in the analysis for a line item that did not show a material change, and we do not view these percentage changes as material relative to the line item being analyzed.

In addition, we note also that we already provide some additional insight into the comparable food sales change, in that we talk about how price deflation in perishables was offset by unit growth.

In the future, if there are material changes in the sales in particular product categories which we identify as a trend, we will highlight those changes in our public filings in addition to the data already provided.

If you require additional information, please contact me at (508) 651-6670.

Sincerely,

/S/ Lon F. Povich
Lon F. Povich
EVP, General Counsel and Secretary

cc:	Mr. Herbert J Zarkin

Ms. Laura J. Sen

Mr. Frank D. Forward